Mail Stop 3561

February 24, 2010

By Facsimile and U.S. Mail

J. Russell Phillips
Chief Executive Officer
Diedrich Coffee, Inc.
28 Executive Park
Irvine, California  92614

> **Re:    Diedrich Coffee, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended June 24, 2009**
> **Filed September 22, 2009**
> **File No. 000-21203**

Dear Mr. Phillips:

We have reviewed your filings and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 27

1. In footnote 3 to the Summary Compensation Table, you state that amounts earned by Messrs. Phillips and McCarthy were "based on achievement of certain targets of the Company's financial performance" and that amounts earned by Mr. Harris were "based on specific sales and profitability targets."  Please disclose the targets, whether the targets were met, the manner in which the targets impacted the awards granted to Messrs. Phillips, McCarthy and Harris, and the manner in which the targets were established.

Exhibits

2.  Please file as an exhibit your Trademark License Agreement with Praise International North America, Inc. or tell us why you are not required to do so.

3.  With respect to Exhibit 2.1, please include an agreement to furnish us with any omitted schedule or exhibit upon request.  Refer to Item 601(b)(2) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director